02 MAR -5 AM 8:45

22 February, 2002

Atos Origin

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

02015625

SUPPL

Ladies and Gentlemen:

Re: Atos Origin - File NO. 82-4323

Our corporation, Atos Origin, a corporation incorporated under the laws of and having its place of domicile in France, hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission, the SEC, in order to establish the follow up of the exemption from the Securities and Exchange Act of 1934, as amended, the Exchange Act, pursuant to Rule 12g3-2(b) promulgated thereunder. Follow up of the exemption is being sought to satisfy the information provision requirement of Rule 144A under the United States Securities Act of 1933, as amended, the Securities Act.

Attached as Appendix I hereto is a list of such information that the Corporation has made public, filed or distributed since the claim exemption on October 2, 2001. Attached as Appendix II hereto are the full English-language versions of the documents listed in Appendix I.

If you have any questions or comments please call the undersigned at 33.(0)1.49.00.93.18.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Atos Origin S.A.

3, place de la Pyramide
92067 Paris La Défense Cedex
France

Tél. : +33 (0)1 49 00 90 00
Fax : +33 (0)1 47 73 07 63
www.atosorigin.com

Siège Social :
3 place de la Pyramide
92800 Puteaux - France

S.A. à Directoire et Conseil de Surveillance au
capital de 43 764 396 euros - Siren : 323 623 603 RCS Nanterre
TVA intracommunautaire : FR 52 323 623 603

APPENDIX I

Set forth below is a list of information that Atos Origin has made or was required to make public pursuant to the laws of France, has made or was required to file with the Paris Bourse and was made public by the Paris Bourse or has distributed or was required to distribute to its security holders, in each case since the claim exemption on October 2, 2001.

1 Press Releases

(i) Atos Origin is France's Second-Largest E-Business Service Provider, says Pierre Audoin Conseil
Date : September 17, 2001

(ii) Atos Origin is France's leading provider of CRM services, says Pierre Audoin Conseil
Date : September 17, 2001

(iii) FirstMark Communications France selects Atos Origin Web Hosting and Webmail Solutions
Date : September 18, 2001

(iv) ***Atos Origin 1st Half Results for 2001 : operating profits increase by 57 %***
Date : September 19, 2001

(v) Atos Origin builds a Stand-Alone Information System in two and a half months for Seges Frigécrème
Date: September 28, 2001

(vi) Atos Origin chosen to develop and host BayardWeb.com family website and services portal for France's Bayard Presse
Date: October 1, 2001

(vii) Acquisition of KPN Datacenter by Atos Origin : Atos Origin Telco Services starts 1 October
Date: October 2, 2001

(viii) Atos origin and IBM sign Software Remarketing Agreement for Internet payment system
Date: October 18, 2001

(ix) *Atos Origin builds and operates WAP Service for Planfax*
Date: October 18, 2001

(x) *Atos Origin acquires Hom&Log Consulting*
date : October 22, 2001

(xi) *PPR renews trust in Atos Origin and awards contract to manage Finaref Information System*
date : November 07, 2001

(xii) *Atos Origin forms partnership with Peoplesoft U.K.*
date : November 14, 2001

(xiii) ***3rd Quarter results, 2001 : profitability remains strong***
date : November 15, 2001

(xiv) *AG2R selects Atos Origin to establish a Time Saving Account management solution*
date : November 29, 2001

(xv) *Vantico awards Atos Origin five-year strategic service and support contract*
date : December 6, 2001

(xvi) *Atos Origin creates partnership with France Telecom for Joint "Talk to Intranet" voice portal*
date : December 14, 2001

(xvii) *Universal Music Mobile taps Atos Origin to deliver Web and Voice Services*
date : January 7, 2002

(xviii) *Atos Origin simplifies the development of Services on PDAs*
date : January 30, 2002

(xix) *Atos Origin to take over KPN End User Services*
date : February 5, 2002

(xx) *FirstMark Communications France outsources Desktop Services Management to Atos Origin*
date : February 5, 2002

(xxi) *Shell picks Atos Origin to deploy new IT system to manage card transactions at French service stations*
date : February 18, 2002

2 Organic document

Kbis Excerpt

APPENDIX II

1. ***PRESS RELEASES***

2. ***ORGANIC DOCUMENT***

Atos Origin

Atos Origin Is France's Second-Largest E-Business Service Provider, Says Pierre Audoin Conseil

Paris, France – September 17, 2001 – According to a study by Pierre Audoin Conseil, Atos Origin is the number two supplier of e-business services in France, after IBM Global Services, generating sales of FRF 580 million and enjoying 71% growth in 2000. The study, entitled *The E-Business Market in France, 2000-2004,* was published in July.

E-business projects are increasingly being integrated into existing information systems. Indeed, since the beginning of the Internet era, Atos Origin has gradually incorporated e-business solutions across its entire business base as part of the logical development of its activities.

Leveraging its traditional leading-edge skills in systems integration, hosting, transaction management and secure payment processing, Atos Origin has forged a reputation as a major provider of services for large-scale e-business projects that combine e-commerce, Customer Relationship Management and Supply Chain Management applications. In addition, through the acquisition of Odyssée in 1999, the Group has strengthened its position in management consulting, with special focus on upstream aspects of e-business projects.

By introducing a global strategic e-business program called "e-Focus" over a year ago, Atos Origin has been able to federate skills, coordinate service offerings and enhance partnerships within the Group among the various countries and businesses concerned.

Jean-Pascal Dragon, head of Atos Origin e-business in France, says: *"E-business has entered a rationalization phase following rapid expansion in its early years. Now companies want to measure the results of their projects and minimize risks. With our technological leadership and expertise in consulting, systems integration and application of end-to-end e-business solutions, we offer clients the guarantees they need to make their projects successful. That's because, like our clients, we consider that e-business is first and foremost about business."*

About Atos Origin

Atos Origin, a leading European e-services provider, enables clients to turn their objectives into value-driven results through effective use of e-business and IT solutions. The company's 27,000 employees deliver innovative solutions and strong industry experience to better manage the value network of companies and extended enterprises. Atos Origin currently operates in more than 30 countries worldwide, with sales of EUR 2.8 billion in 2000. Customers include ABN-Amro, Akzo Nobel, BNP Paribas, Crédit Lyonnais, Euronext, FIAT, ICI, Lucent Technologies, Philip Morris, Philips, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, visit the company website at http ://www.atosorigin.com

Press Contacts

Marie-Tatiana Collombert	+33 149 00 96 33	marie-tatiana.collombert@atosorigin.com
Anne de Beaumont	+33 149 00 96 42	anne.debeaumont@atosorigin.com

Atos Origin

Atos Origin is France's leading provider of CRM services, says Pierre Audoin Conseil

Paris, France - September 17, 2001 – According to a study by Pierre Audoin Conseil, Atos Origin's Customer Relationship Management business is the largest in France, generating FRF 600 million in sales and enjoying 62% growth in 2000. The study, entitled *The CRM Market in France, 2000-2004*, was published in July 2001.

A pioneer in CRM services in France, Atos Origin not only has the largest share of the market—with FRF 600 million in sales in a total market of FRF 6.13 billion—but is also active across the value chain. It offers services in consulting, solution design and integration, end-to-end management of complex programs (notably loyalty programs), datamining, training, hosting and maintenance. **According to the Pierre Audoin Conseil study, "This makes Atos Origin an integrated service provider and gives it a competitive advantage over other market players, most of whom are not very involved in running CRM systems."**

"Following a period of definition and positioning, the CRM market has entered a phase of consolidation and maturity," says Nicolas Stiegler, head of CRM development at Atos Origin. *"Projects need to produce fast, tangible, measurable results. Successfully carrying out a CRM project involves both an understanding of the business challenges and the ability to effectively manage information technologies. At Atos Origin, our mission is to create a gateway between marketing and technology, thus enabling our clients to make their strategic vision a reality."*

About Atos Origin

Atos Origin, a leading e-services provider, enables clients to turn their objectives into value-driven results through effective use of e-business and IT solutions. The company's 27,000 employees deliver innovative solutions and strong industry experience to better manage the entire value network for companies and extended enterprises. Atos Origin currently operates in more than 30 countries worldwide, with sales of EUR 2.8 billion in 1999. Customers include ABN-Amro, Akzo Nobel, BNP Paribas, Crédit Lyonnais, Euronext, FIAT, ICI, Lucent Technologies, Philip Morris, Philips, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.

For more information, visit the company website at http://www.atosorigin.com

Press Contacts

Marie-Tatiana Collombert	+33 149 00 96 33	marie-tatiana.collombert@atosorigin.com
Anne de Beaumont	+33 149 00 96 42	anne.debeaumont@atosorigin.com

Atos Origin

Hosting/innovative telecom solutions

FirstMark Communications France Selects Atos Origin Web Hosting and WebMail Solutions

Paris, France - September 18, 2001 – FirstMark Communications France has selected Atos Origin to design, host and deliver web Hosting and WebMail services for its clients. The new partnership confirms Atos Origin's commitment to supporting telecom carriers with an expanding range of value-added services.

FirstMark Communications France, a provider of telecom services and high-speed Internet access, operates a fully IP-based wireless local loop (WLL) network using fixed point-to-multipoint technology to deliver corporate communication solutions with the capability to handle dataflows of up to 8 Mbps for each client.

FirstMark Communications France commissions Atos Origin to provide additional high value-added services

To enhance its high-speed Internet access offering, FirstMark Communications France asked Atos Origin's Multimedia Division to develop additional value-added WebMail and web hosting services. Atos Origin was then selected to design and implement the proposed solutions.

- **WebMail solution integrating Critical Path IMS**

  For the WebMail solution, Atos Origin decided to integrate a Critical Path InScribe™ Messaging Server (IMS) to:
  - Manage user mailboxes and messages.
  - Offer functions to manage standard access protocols (POP, IMAP, SMTP).
  - Provide a Web access interface.

  "Our servers can accommodate millions of users and high transaction volumes," says Jacques Montibert, Critical Path Managing Director. *"Their application interfaces make it possible to develop and integrate value-added services that give users real competitive advantage. Critical Path servers are compatible with Internet standards and can meet the needs of both service suppliers and companies."*

  Atos Origin selected Critical Path's IMS technology to meet the needs of FirstMark Communications France because of its:
  - Messaging server flexibility in handling increasing demand.
  - Unlimited subscriber capability.
  - Numerous APIs enabling personalization of services.
  - Easy integration into Atos Origin's multimedia production environment.

  The integration of Critical Path's messaging server will enable Atos Origin to provide FirstMark Communications France clients with a unified messaging system accessible via a wide variety of interfaces, including voice or Minitel terminals, SMS, fax and PDAs.

- **Web hosting services**

  Atos Origin also supports FirstMark Communications France with hosting solutions tailored to meet the requirements of its clients:
  - Virtual hosting.

- http servers (Netra T1).
- http software (i Planet 4.1).

- Data transfer:
    - Initial transfer via FTP (File Transfer Protocol).
    - Page updating and online publication via the production server (using an http-based database administrator developed by Atos Origin).
- Secure information processing guaranteed by using separate certification and production servers.

In addition to the web hosting and WebMail services, Atos Origin has also developed a system specially configured to allow FirstMark Communications France to manage users and track statistics.

FirstMark Communications France
FirstMark Communications France is a consortium 67% owned by large French corporations, principally Suez (19%) alongside Groupe Arnault (18%), together with Rallye-Casino, BNP-Paribas and Francarep (Groupe Rothschild) each with a 10% stake. The remaining 33% interest is held by FirstMark Communications Europe. On August 4, FirstMark Communications France was licensed to build and operate a nation-wide WLL network. The company is already operational in Nantes, Lyon, Paris, Marseille, Strasbourg and Lille, and will cover France's 40 largest cities by the end of 2001.

Press contact for FirstMark Communications France:
Sylvie Noqué - Tel: +33 1 55 27 69 51 E-mail: sylvie.noque@firstmark.fr

About Atos Origin
Atos Origin, a leading European e-services provider, enables clients to turn their objectives into value-driven results through effective use of e-business and IT solutions. The company's 27,000 employees deliver innovative solutions and strong industry experience to better manage the value network of companies and extended enterprises. Atos Origin currently operates in more than 30 countries worldwide, with sales of EUR 2.8 billion in 2000. Customers include ABN-Amro, Akzo Nobel, BNP Paribas, Crédit Lyonnais, Euronext, FIAT, ICI, Lucent Technologies, Philip Morris, Philips, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, visit the company website at http ://www.atosorigin.com

Press Contacts

Marie-Tatiana Collombert	+33 149 00 96 33	marie-tatiana.collombert@atosorigin.com
Anne de Beaumont	+33 149 00 96 42	anne.debeaumont@atosorigin.com

Atos Origin

FOR IMMEDIATE RELEASE

Atos Origin 1st Half Results for 2001

OPERATING PROFITS INCREASE BY 57%

PARIS/AMSTERDAM - 19 September, 2001 - Atos Origin, a leading international business and technology integrator, today announced its results for the six months ending 30 June, 2001. Revenues were 8.3% higher, year on year, while income from operations increased by 57% to EUR 129 million. Net earnings per share rose by 136% to EUR 1.54 per share.

Euro Million	**H1 2001**	**H1 2000** *proforma*	**%Change**
Revenue	1,518	1,402	+8.3%
Income from Operations	129	82	+57%
Net Income	67.3	28.5	+136%
EPS before Goodwill Amortisation (Euro)	1.80	0.84	
EPS after Goodwill Amortisation (Euro)	1.54	0.65	

After a first quarter in which the company was focussed on implementing the post-merger rationalisation plan, revenue growth in the second quarter accelerated to 10 per cent, giving total sales of EUR 1,518 million for the first six months of 2001. The impact of the extensive cost-cutting program which was initiated after the merger showed through strongly on the bottom line, with operating profits increasing in the first half by 57 per cent, to EUR 129 million, representing an operating margin of 8.5 per cent. The net result of EUR 67.3 million is almost equal to the proforma net profit of EUR 70.5 million for the whole of 2000.

Atos Origin's sales in France rose by 19%, particularly on the strength of demand for managed services, while growth in the Netherlands was solid at 13%. Elsewhere, sales declined moderately in those countries where the company has taken structural

action to stem losses by cutting out unprofitable activities. Brazil, the UK and Germany are all now trading profitably and the US operations are expected to achieve profitability in the fourth quarter.

Difficult industry conditions produce high demand for Managed Services across all geographies. In such times outsourcing is a natural means by which customers can control their costs and achieve both cost visibility and certainty, allowing them to concentrate on their core activities. It is now likely that the company will achieve double digit growth in Managed Services for the year as a whole. Conversely, Consulting and Systems Integration has been less buoyant as customers postponed some new projects in the first half. The notable exception to this trend was enterprise solution implementations, particularly SAP and Oracle.

On 27 July 2001, the company announced that it has been awarded a contract to take over KPN's data centre activities in the Netherlands. The contract will be worth at least EUR 1.1 billion over the next six years, making it the largest outsourcing contract awarded to a European-based service provider in recent years. Furthermore, Atos Origin is currently in exclusive negotiations with KPN to take over its End User Service and SoftwareHouse operations, which will add a further EUR 200 million per annum of business. The company is also discussing other long-term partnerships with KPN in areas such as billing systems.

In July the company announced the disposal of its customer contact center business in France to SNT Group. With annual revenues of EUR 100 million, this low margin activity was the largest divestment made since the merger last year and brings to nearly EUR 130 million the revenues of businesses already sold. Further disposals are under review and are expected to be completed by June 2002.

Commenting on the results, Bernard Bourigeaud, Chairman and Chief Executive, said :

' These half year results bear the fruits of a successful and now largely completed merger. Increased size and extended geographic reach are providing us with many new opportunities and enable the company to compete effectively against the largest players in the IT service industry globally.

Management is increasingly focussed on accelerating revenue growth by strengthening our account management teams and customer relationships, and by concentrating on strategic markets. As a result, our 10 per cent revenue growth target for this year remains achievable, although some of our main clients are clearly suffering from the slowdown in world markets, which may impact our revenue growth in 2001.

Improvement in utilisation rates, cost reduction programs and adherence to our rationalisation plan, as well as quick cultural integration, allow us to be confident that we will meet our targeted operating margin for the current financial year. We are well on our way to being able to continue that progress in 2002. '

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Contacts

Investor Relations :	John White	+33 1 49 00 96 64
Press :	Marie-Tatiana Collombert	+33 1 49 00 96 33

Atos Origin

Atos Origin Builds a Stand-Alone Information System in Two and a Half Months for Seges Frigécrème

The system is supported by an outsourced ASP mode SAP solution.

Paris – September 28, 2001 – As part of its restructuring program, Cogesal Miko was planning to divest its Seges Frigécrème subsidiary. In preparation, it asked Atos Origin to design and build an independent information system for the subsidiary. Under tight deadlines, Atos Origin recommended and delivered an SAP solution in ASP mode, which it now runs on an outsourced basis.

In early February, Cogesal Miko asked Atos Origin for support in preparing the early-May disposal of its subsidiary Seges Frigécrème, which distributes Frigécrème-brand ice cream made at its facility in Argentan, France.

Atos Origin teams began by conducting a thorough review of the existing ERP processes and software, in order to determine the requisite SAP modules. In light of the short deadline, it was then decided to deploy an integrated, ASP mode SAP management solution for the financial, purchasing, sales and distribution administration and plant maintenance modules, and to manage the EDI network with large retailers. The project represented a real challenge because it had to be designed, built and up and running in two and a half months, which it was to the client's full satisfaction. The ability to start up outsourcing by early May was critical to the contract win.

More than 450 people in Atos Origin's Enterprise Services business in France, under the leadership of Dominique Pourchet, are focusing on two strategic objectives: developing a full range of ERP-based services, from consulting to outsourcing; supporting ERP software publishers who partner the deployment of "front office" solutions, in particular for CRM, e-business and SCM applications. Atos Origin is the only business and technology integrator in France to combine ERP design, build and run capabilities within a single division.

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Contact : Marie-Tatiana Collombert – 33 (1) 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Atos Origin

Atos Origin Chosen to Develop and Host BayardWeb.com Family Website and Services Portal for France's Bayard Presse

Atos Origin's solution integrates Vignette's online content management and personalization software

Paris - October 1, 2001 — Atos Origin, a leading European online services provider, has been chosen by Bayard Presse subsidiary BayardWeb to manage the technical design and hosting of a family-oriented website and services portal. Following the design and creation of the 01net portal, also hosted by Atos Origin's Multimedia Division, the new agreement reaffirms the Group's commitment to helping leading media companies develop Internet services and solutions.

Atos Origin, a technological partner to BayardWeb
Atos Origin was chosen because of:

- A proven ability to integrate Vignette® software, already deployed by the Group on the 01net.com site. The software, which continuously updates site data, already constitutes the backbone of the online content system designed by Atos Origin for BayardWeb's editorial staff.
- Its expertise in integrating and running Internet user and subscriber management platforms, a service it provides for lesechos.fr, the website of France's leading business and financial daily.
- The ability of its R&D Department to extend the client's website to other online channels.
- The resources and responsiveness of its Multimedia project team, which was able to meet BayardWeb's very short lead-time.

Atos Origin's Multimedia Division teams began operating the portal in early 2001. In compliance with BayardWeb's specifications, the site was structured in two parts, a free service accessible via a password and a paying service for subscribers, who can access editorial content and a broad range of services, including:

- An intranet that enables families to create their own intranets or websites.
- E-mail.
- Chat groups led by journalists.
- Creation of personal pages that can be accessed via the Internet.

Atos Origin is managing:

- Technical design and development of the site, as well as integration of the above-mentioned Internet services.
- Integration of subscriber and user management platforms.
- Management of workflow processes for an editorial staff of 40.
- Management of archive databases, available online in XML format.
- Hosting of the site in a dedicated environment.

The technical platform and software includes:

- Vignette V/5 E-Business platform for content management and workflow processes.
- Netscape Enterprise Server http front-end.
- Sybase Adaptive Server Enterprise for database management.
- Unix on Sun hardware.

Atos Origin has been a technological partner to Bayard Presse since 1998.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Telefonica, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Through its **Multimedia Division**, Atos Origin designs, operates and hosts interactive online services dedicated to e-commerce, online securities trading, home banking, electronic publishing and telecommunications. These include websites, portals, virtual marketplaces, interactive voice servers and other advanced telephone technologies, as well as mobile phone services, such as WAP, Palm Pilot, SMS and voice recognition.

Atos Origin Press Contact:

Marie-Tatiana Collombert: - +33 (0)1 49 00 96 33
e-mail: marie-tatiana.collombert@atosorigin.com

Anne de Beaumont - + 33 (0) 1 49 00 96 42
e-mail : anne.debeaumont@atosorigin.com

02 MAR -5 AM 8:56

Atos Origin

Acquisition of KPN Datacenter by Atos Origin

Atos Origin Telco Services Starts 1 October

PARIS/AMSTERDAM, 2 October 2001 – KPN has ratified the contract for the acquisition of KPN Datacenter by Atos Origin. Both the Nederlandse Mededingingsautoriteit (Nma, Dutch authority for competition), the trade unions and the employee council have given their approval. The activities of the former KPN Datacenter will be renamed Atos Origin Telco Services BV ("Telco Services"), a part of the Managed Services operations of Atos Origin. The new company will be led by Cees de Jong, former president of KPN Datacenter.

Bernard Bourigeaud, Chairman of the Board and CEO of Atos Origin, said during the signing of the contract in The Hague that Telco Services will offer additional telecom services to both KPN and third parties from the high value-added data centres. He added:

"Atos Origin has taken a significant step towards realising its strategy of achieving a prominent market position in the telecoms market. This acquisition immediately makes Atos Origin one of the major providers of high-performance datacenter services in Europe and the unchallenged market leader in the Netherlands."

Under the contract, Atos Origin has paid EUR 163 million in cash for the acquisition of the shares of KPN Datacenter. From 2002 onwards, the revenues from this contract will be more than EUR 200 million per year, increasing the turnover of the Managed Services Division of Atos Origin by approximately 20 percent.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal ans Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Contacts

Investors:	John White	+33 1 49 00 96 32
Press:	Marie-Tatiana Collombert	+33 1 49 00 96 33

Atos Origin

Atos Origin and IBM Sign Software Remarketing Agreement for Internet Payment System

EMEA-wide Marketing of Poseidon IPS through IBM

Stuttgart, GERMANY – October 18, 2001 – European IT services provider Atos Origin and IBM have signed a Software Remarketing Agreement covering Europe, the Middle East and Africa (EMEA). IBM is immediately including Poseidon, the leading Internet Payment System (IPS) developed by Atos Origin, in its software product catalog for EMEA countries. The alliance will allow the partners to support rapid expansion of e-Commerce in the region and serve the market with a complete e-Commerce platform for electronic payment. Poseidon IPS enables financial service providers and merchants to rapidly and easily acquire and use electronic payment for their e-Commerce Web sites and content systems.

Poseidon IPS is particularly ideal for worldwide use because it is a comprehensive, quickly installed solution that can integrate all commonly used payment and security systems. It is included with IBM's RS/6000 product range in conjunction with IBM Websphere Payment Manager.

With its capability to effectively manage the common protocols of European banking and acquirer systems and their software, Poseidon IPS can be seamlessly integrated into existing banking systems.

In addition to enabling secure online payment, Poseidon IPS can also be easily connected to an authorization, merchant accounting and customer loyalty system. Customers may therefore choose among several different payment methods, including credit cards, electronic debiting, virtual customer cards and smart cards.

Affiliate marketing via the Internet is currently an important part of the marketing strategy of modern companies. Complex affiliate marketing concepts can be implemented in conjunction with the CLIPS (Customer Loyalty for Internet Payment System) and MABIPS (Merchant Accounting and Billing System) extension modules, enabling e-Commerce suppliers to sell their products and services not only on their own Web sites, but also on others. With this form of online marketing, suppliers and partners can target a common group and generate more revenue. CLIPS can build a customer database for analyzing consumer behavior and substantially support direct communication with customers, while MABIPS can manage the sometimes highly complex accounting between suppliers and partners.

Poseidon® is a registered trademark. It covers a full array of electronic and wireless e-Business solutions: authorization and execution of cashless Point of Sale (POS) and ATM payments, personalization, customer loyalty programs, account crediting and Europe-wide payment with the GeldKarte electronic wallet, and transactions via the Internet and WAP terminals, as well as securing the transactions with dedicated solutions. Poseidon is used by banks and financial service providers, merchants, network operators, Internet service providers and telcos.

Atos Origin

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees, of which 1800 in Germany, where it generates revenue of EUR 225 million. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press contact in France :
Marie-Tatiana Collombert
Phone : +33 (0)1 49 00 96 33
Fax : +33 (0)1 49 00 91 81
e-mail : marie-tatiana.collombert@atosorigin.com

Press contact in Germany:
Bettina Lämmle
Phone: +49 (0)7 11/73 77-3 11
Fax: +49 (0)7 11/73 77-5 09
e-mail: Bettina.Laemmle@atosorigin.com

This press release is also available on the Internet at: **www.atosorigin.de/news/**

About IBM

With 2000 revenue totaling $88.4 billion, IBM is the world's largest provider of information technology (hardware, software and services) and the global leader in e-Business solutions. The company employs approximately 310,000 people worldwide and operates in more than 160 countries. IBM is currently the only IT provider to offer customers a complete range of innovative products, including hardware, software, services, complex application solutions, project outsourcing and training.

For more information about IBM, please visit http://www.ibm.com/de

Atos Origin

e-Business/WAP

Atos Origin Builds and Operates WAP Service for Planfax *(wap.1bis.com/fr)*

(Paris, France – October 18, 2001) – SGCI Planfax, a specialist multimedia map provider, has asked Atos Origin to design and operate its WAP service site (*wap.1bis.com/fr*). Accessible via British Telecom's Genie portal, the site will enable anyone with a WAP-compatible terminal to get information concerning local services such as restaurants, hotels, contractors and merchants.

Planfax, a leading interactive multimedia map publisher, has asked Atos Origin to build and operate a site for its innovative WAP service. Directly accessible via British Telecom's Genie portal, the new service will enable anyone with a WAP terminal to find information about local services available in the main cities of France. The company has already called on Atos Origin, its technology partner since 1992, to design and operate its Internet site (www.1bis.com), which provides companies and consumers with a wide array of services, ranging from supply of maps and journey calculators to business, personal and reverse phone directories.

Like all currently available WAP applications, Planfax's WAP service had to accommodate the wide diversity of WAP-compatible terminal interfaces, with different operating features, fonts and screen sizes. Through close collaboration with manufacturers of the most commonly available WAP terminals (telephones and PDAs), Atos Origin is able to offer clients a module that can optimize the WAP service display according to each terminal's characteristics.

By continuously improving its expertise in standards management, Atos Origin is positioned as a recognized expert in new online Internet technologies and services, covering a broad spectrum from telephony (WAP, SMS, IVR) to interactive TV. Clients thus benefit from an unparalleled quality of service in terms of scalability, performance and optimized security.

Atos Origin integrates and operates on its multimedia platform the strategic applications of such large corporations as M6, Les Echos, L'Equipe, Société Générale, Peugeot, Renault, Alstom and Club Dial.

Technical Platform

- Pools of digital and analog front-end modems.
- A secure WAP gateway compatible with WAP 1.1.
- Secure NT load repetition servers.
- Java Servlet-based dynamic page engines.

Service Access

The service can be accessed with a WAP emulator via:

- **http://wap.1bis.com/fr**, or
- The genie.fr portal.

WAP (Wireless Application Protocol): A set of standards that enable Internet access using mobile phones.

PDA: Personal Digital Assistant

IVR: Interactive Voice Response servers
SMS (Short Message Service): A service that allows users to send text or encoded messages to mobile phones.

A propos d'Atos Origin

Atos Origin est l'un des principaux acteurs dans les domaines des services informatiques et du e-business. Sa mission est de traduire la vision stratégique de ses clients en résultats par une meilleure utilisation de solutions de conseil, intégration, e-business et d'infogérance. Implanté dans plus de 30 pays à travers le monde, Atos Origin réalise un chiffre d'affaires annuel de plus de 3 milliards d'euros avec un effectif d'environ 27 000 personnes. Le groupe compte parmi ses clients ABN-Amro, BNP Paribas, Euronext, FIAT, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal et Wolters Kluwer. Des informations complémentaires sont disponibles sur le site Internet suivant : http ://www.atosorigin.com

Other WAP clients of Atos Origin include: Les Echos, M6, Fimatex, Cadres Online and L'Equipe.

Atos Origin Press Contact:
Marie-Tatiana Collombert– Phone:+33 (1) 49 00 96 33 *Marie-tatiana.collombert@atosorigin.com*
Anne de Beaumont – Phone 33 (0) 1 49 00 96 42 – anne.debeaumont@atosorigin.com

About Planfax

Founded in 1992, PlanFax is a pioneer in digital multimedia map publishing and an unrivaled source of access maps. The company, which expects 2001 revenue to total FRF 24 million, is majority-owned by two partners, with the remaining shares held by venture capital funds, such as the Fond du Conseil Régional d'Ile de France. Planfax offers a highly attractive range of products and services for businesses that want to generate point-of-sales traffic and personalize their customer interface. Its three main services are access maps, road maps and geographic information systems for the Internet and intranets. More recently, in collaboration with COFACE SCRL and Infobel, Planfax has been marketing such new services as local information concerning hotels, restaurants and other providers, as well as business, personal and reverse phone directories.
For more information, visit: http://www.1bis.com

Planfax Press Contacts: Laurent Estour/Guillaume de Maussion – Phone: +33 (0)1 41 38 38 38
lestour@planfax.com/gdemaussion@planfax.com

About Genie

Genie is British Telecom's Internet portal for mobile phone users. Owned by BT Wireless (75%) and BT Group (25%), it operates mobile phone Internet portals in the United Kingdom, the Netherlands, Germany, Italy, Spain, France and Hong Kong, and a WAP portal in Malaysia with a total of four million members. The www.genie.fr **portal opens the Internet to people on the move by providing a package of interactive services, content and applications designed for PCs and mobile phones, as well as an exclusive SMS offer enabling 250 messages a day to be sent worldwide. Just one month after its introduction in France, Genie already had 128,000 members on its site. In the months ahead, Genie will continue international expansion in other European countries and in Asia.**
For more information, visit: http://www.genie.fr

Atos Origin

Training
Atos Origin Acquires HOM&LOG Consulting

(Paris - October 22, 2001) — Atos Origin, a leading European online services provider, has acquired all outstanding shares of HOM&LOG Consulting, which operates in Paris and Besançon, France.

The transaction enables Atos Origin, a French leader in change engineering, to strengthen the "Change Support" program developed by its Training Center, and provides HOM&LOG Consulting with the resources of a major international enterprise that will allow it to serve clients on larger-scale projects.

Founded in 1991, HOM&LOG developed an expert educational concept to support end users by facilitating skills transfers. It has since specialized in the design of tailored communication solutions and user support systems for IT and organizational projects, which have been selected by a significant number of large accounts.

The agreement between Atos Origin and HOM&LOG is based on the two management teams' shared commitment and mutual trust, and on a common ambition to drive growth and develop synergies.

"Pooling our expertise will enhance our range of solutions and drive faster growth in our current markets," said Samy Arzoine, head of the Atos Origin Training Center in France. "The alliance will expand Atos Origin's Change Engineering service team to include 25 HOM&LOG Consulting employees, thereby enabling us to more fully meet the needs of our markets. It also enriches HOM&LOG's offer for its current clients in the areas of change support and integrated training services, both online and offline. Lastly, it will stimulate an exciting training experience by leveraging the strong fit between the two companies' educational concepts."

About the Atos Origin Training Center

With more than 25 years experience in educational engineering, the Atos Origin Training Center offers a catalogue of more than 300 courses. The Center's team of 70 trainers and consultants offers ISO 9001-certified training to approximately 10,000 people each year and serves more than 700 clients.

In 1998, Atos Origin created a unique "Change Support" program designed to prepare users to deal with changes in a company's information system. The program is structured around three components—communication, training and documentation—to enable companies to transition smoothly to new technology. The program is supported with Atos Origin training materials, including trainer and trainee kits, user documentation, reference manuals, procedure guides and online help programs.

Atos Origin

About Atos Origin

Atos Origin, a leading e-services provider, enables clients to turn their objectives into value-driven results through effective use of consulting, systems integration, e-business and IT outsourcing solutions. The company employs some 27,000 people in more than 30 countries worldwide, with annual sales of more than EUR 3 billion. Customers include ABN-Amro, Alstom, BNP Paribas, Euronext, FIAT, ICI, Lucent Technologies, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. Additional information is available on the Atos Origin website: www.atosorigin.com

Press contact

Marie-Tatiana Collombert	+33 (0)1 49 00 96 33	marie-tatiana.collombert@atosorigin.com
Anne de Beaumont	+33(0)1 49 00 96 42	anne.debeaumont@atosorigin.com

Atos Origin

Outsourcing/Retailing

PPR Renews Trust in Atos Origin and Awards Contract to Manage Finaref Information System

(Paris, France – November 07, 2001) – In recent years, France Printemps, the Pinault-Printemps-Redoute (PPR) subsidiary that manages the Printemps department stores in France, has outsourced partial management of its information system to Atos Origin. Finaref, a provider of financial services mainly for PPR customers, has awarded Atos Origin a contract to manage its Unix-based mainframe system operations, enabling PPR to enter a new phase in its IT resources optimization program.

With the new operations management contract, Atos Origin is leveraging its extensive IT service capabilities to provide Finaref with the benefits of scale, flexibility, and "industrial-strength" quality. Under the contract, Atos Origin will manage all data processing operations, including technology, systems, networks and applications.

Atos Origin enjoys a broad array of high-performance IT resources, including a 3,800 MIPS mainframe system with 16 terabyte storage capacity; 700 intermediate Unix, NT, AS400, VAX and HP systems; 4,000 square meters of secure computer rooms; and an associated LAN/WAN infrastructure.

Since 1994, Atos Origin has provided France Printemps with support to design, deploy and implement complex, mission-critical IT projects. This long-term partnership has enabled Atos Origin to acquire extensive retailing industry expertise so it can now effectively advise retailers on how to continuously identify solutions that meet their emerging needs for both just-in-time delivery and lean inventory.

Atos Origin currently generates approximately EUR 200 million in revenue in the retailing market. Its solutions allow mass marketers to:

- Identify and nurture their customer capital with call centers, customer loyalty programs, datawarehousing, marketing surveys and datamining.
- Capitalize on e-commerce with the capabilities required to develop and host transactional sites, manage electronic payment and related security, and integrate a variety of marketing channels.
- Optimize supply chain management.

About France Printemps and Finaref

Printemps is a multispecialist retailer with 18 directly operated stores and 9 affiliates in France. It is committed to setting the standard for large department store chains nationwide. Finaref is the credit and financial services arm of Pinault-Printemps-Redoute. It markets a range of financial products including credit, insurance and savings instruments.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Origin

ATOS ORIGIN FORMS PARTNERSHIP WITH PEOPLESOFT UK

London, 14 November 2001 - Atos Origin, a global consultancy, technology and services company, has announced a partnership with leading e-business solutions provider, PeopleSoft to provide its customers with development, management and support for PeopleSoft systems and software. The partnership broadens PeopleSoft's ability to deliver flexible and closely tailored end-to-end solutions to its customers.

Atos Origin will also provide services for PeopleSoft customers to upgrade to the latest release, PeopleSoft8 which includes applications for HR, financial management, customer relationship management and enterprise performance management. PeopleSoft customers will benefit from Atos Origin's expert services including application management and support, database administration and remote maintenance to help PeopleSoft users to reduce their total cost of ownership.

David Greenwood, PeopleSoft Alliance Manager, said: "It was important for us to partner with a company that has a strong focus on customer satisfaction and the ability to deliver products and services to meet our customers' requirements. Our partnership with Atos Origin and its extensive global experience across all areas of IT enables us to offer a wider range of services to our customers."

Andy Ross, Sales Director, Atos Origin UK commented: "Building long term relationships with our customers and delivering service excellence are at the centre of our strategic focus. This partnership gives PeopleSoft customers access to Atos Origin's end-to-end support services and enables Atos Origin to strengthen its position across a range of sectors."

Notes to Editors

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) a world leading provider of collaborative enterprise software. PeopleSoft pure internet software enables organisations to reduce costs and increase productivity through collaboration with their customers, suppliers, and employees. PeopleSoft's integrated, best-of-breed applications include Customer Relationship Management, Enterprise Service Automation, Supplier Management, Human Capital Management, Financial Management, and Enterprise Performance Management. More than 4,700 organisations in 107 countries run on PeopleSoft software. For more information, visit the company's website at http://www.peoplesoft.com.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

For further information please contact:

Malini Majithia
Carrot Communications
T: 020 7 953 4010
E: malini.majithia@carrotcomms.co.uk

Marissa Hankinson
Atos Origin
T: 01928 598952
E: marissa.hankinson@atosorigin.com

Atos Origin

3RD QUARTER RESULTS, 2001

PROFITABILITY REMAINS STRONG

PARIS/AMSTERDAM – 15 November 2001 – Atos Origin, a leading European information technology services provider, today announced that unaudited revenues for the third quarter ended 30 September 2001 amounted to EUR 723 million, an increase of 6.2 per cent compared with a year ago.

Third Quarter Results for 2001

The trend in favour of Managed Services continued in the third quarter, producing an increase of nearly 13 per cent compared with the same period last year. However, growth in Systems Integration was minimal. On-line Services revenue was 11 per cent higher, in market conditions that were much less favourable than a year ago.

Growth in France remained at 19 per cent, but in the Netherlands revenue growth was lower than in the first half of the year. Elsewhere in Europe, performance was mixed. As expected, UK sales were lower due to the cessation of the CRS contract, but there has been an encouraging flow of new orders in the UK. Sales were flat in Germany and Italy. The main areas of weakness at the moment are North America and Asia Pacific and although they are relatively small in terms of total group revenues, nevertheless the sharpness of the dip was enough to affect significantly the growth rate for Quarter 3.

Total group revenues for the year to date were at EUR 2,241 million, 7.6 per cent higher than for the same period last year. At constant exchange rates, growth for the year to date would have been close to 8 per cent.

The third quarter operating margin was maintained at 8.5% by intensifying management disciplines within the business.

Outlook for 2002

At the time of announcing the merger between Atos and Origin more than one year ago, two key financial goals were established for 2002. The first was to achieve revenue growth of 15 per cent. The second was to reach an operating margin of 10 per cent.

Despite adverse market conditions, we remain on course to reach the 10 per cent margin target in 2002 and it is our primary operational goal. The market generally has slowed and growth in France will undoubtedly be lower next year. For these reasons, we currently believe that revenue growth for 2002 is likely to be in the range 7-9 per cent. However, if 2001 revenues are restated by removing the contact centre activites which

have been sold to SNT, the underlying growth rate of the continuing business will be in double digits.

Bernard Bourigeaud, Chief Executive, added:

"In spite of the slowdown in revenue growth during the latter stages of 2001, our principal aim is to maintain our profit objective for the year in absolute terms. Revenue growth is now likely to be in the lower range 7-8 per cent but we expect the operating margin to be approximately 8.5%

Although we now expect revenue growth in 2002 to be at the more modest level of 7-9 per cent, we will have even better visibility following growth in the Managed Services business this year. We therefore remain confident of being able to raise profitability to 10% next year."

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Contacts

Contact Investors
John White 33 1 49 00 96 32 john.white@atosorigin.com

Contact Press
Marie-Tatiana Collombert 33 1 49 00 96 33 marietatiana.collombert@atosorigin.com

ag2r PRÉVOYANCE

Atos Origin

AG2R selects Atos Origin to establish a Time Saving Account management solution

Atos Origin has designed and deployed two web-mode administrative management applications for Time Saving Accounts

Paris – France, November 29, 2001 - Atos Origin announces the signing of a project for AG2R: designing and establishing a web-mode administrative management solution for Time Saving Accounts (TSA). This solution will be implemented internally and proposed to subscriber companies via extranet. Subscriber companies will thus be completely autonomous in managing TSAs: account opening, credits or debits to the account, consultation of global or individual savings. Employees of these companies will also be able to consult and print their statements. AG2R turned to Atos Origin for both its technical expertise, notably in web environments, and its functional expertise regarding the social welfare system. AG2R is a leading group in pension plans for active and retired employees.

This new TSA management solution offers the following functionalities:

- administrative management of Time Saving Accounts,
- production of performance indicators for monitoring,
- actuarial evaluation of company commitments,
- interface with billing system
- interface with financial partners' management systems

Developed and implemented entirely by Atos Origin, this solution is based on two applications accessible in secure mode. The first concerns the "consultation" section for access via the Internet. It allows employees of subscriber companies to follow the evolution of their TSAs. The information is stored in a specific database that is periodically updated from the "Intranet/Extranet" database and accessible in read-only mode. The second application manages TSA updates, which are carried out by AG2R administrators and AG2R-authorized client company representatives.

Atos Origin's TSA application is based on a multi-tiered WEB architecture, which makes it simple to deploy and upgrade. The application is based on standard market components, such as the Websphere application server, the iPlanet LDAP directory, the Oracle 8i database, and Edinat and CSF for producing update reports. The LDAP directory is administered through Dir@web, a product that complements the directory offers developed by AtosOrigin. Object-oriented, the application was designed and developed with, respectively, Rational Rose for UML modeling and visualAge for JAVA development. Mass or batch-type processing is developed in COBOL and run using MVS to centralize production operations.

The transition to a 35-hour workweek involves several practical concerns for companies. The problem is all the more complex when it comes to managing the work time of executives. With this in mind, the Time Saving Account finds new applications.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Contact Presse : Marie-Tatiana Collombert - 33 1 49 00 96 33 –

Atos Origin

VANTICO AWARDS ATOS ORIGIN FIVE-YEAR STRATEGIC SERVICE AND SUPPORT CONTRACT

Integrated, global IT infrastructure delivered in under 12 months

London, 6 December 2001 – Atos Origin, a leading international business and technology integrator, has signed a five-year strategic service and support contract with Vantico, a global leader in innovative coatings, structural composites, adhesives, tooling materials and electrical and electronic insulation.

The contract was signed after Atos Origin had completed a highly complex, project to migrate more than 900 Vantico users, in 20 countries across four continents to a single SAP platform. The project and service and support contract is worth 55 million to Atos Origin.

The project was completed on time and within budget in just 11 months. Legacy systems operating earlier versions of SAP and BPCS were upgraded and integrated, along with Vantico's shared service centres, manufacturing, warehousing, financial and management systems around the globe.

The project was not only time sensitive and international but crucial to Vantico's successful separation from its former parent, the Performance Polymers Division of Ciba Speciality Chemicals. A separate fully functioning IT infrastructure had to be in place by 31 November 2001 for Vantico to meet its contractual obligations.

The strategic service and support contract will ensure that Atos Origin will continue to work closely with Vantico to deliver real business benefits from the common, global SAP platform. Vantico expect to see its procurement processes streamlined, while better quality management information - through reduced duplication, information sharing and better quality data - will allow for faster decisions. Faster product development and improved financial controls are also anticipated.

Atos Origin's 100 strong project team included SAP and infrastructure developers and change management and training specialists.

Ken Greatbatch, Finance Director, Vantico, said:
"*The first phase of implementing a world-class integrated system for Vantico was completed by Atos Origin in record timescales. Working with our partners, we now have the opportunity to reshape our business from this strong platform and deliver significant benefits for the group.*"

Paul Bingham, Managing Director, Atos Origin UK, commented :
"*The success of the original project and the scope of the service and support contract is a clear indication of our ability to handle complex, time sensitive projects internationally. We are looking forward to working with Vantico to continue the smooth delivery of an integrated IT platform that will give them real competitive advantage.*"

About Vantico
Vantico was created through a management buy-out of the Performance Polymers Division of Ciba Speciality Chemicals, backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation, for the automotive, electronic, electrical, aerospace and consumer-durable industries. Vantico employs approximately 2,800 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three divisions: polymer specialities, optronics and adhesives and tooling.

Vantico Press Contact :
Bronwen Mellor
Z PR
Email : bronwen@z-pr.com

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at **http://www.atosorigin.com**

Atos Origin Press contact :
Marie-Tatiana Collombert
Tel : + 33 1 49 00 96 33
e-mail : marie-tatiana.collombert@atosorigin.com

Atos Origin

Atos Origin Creates Partnership with France Telecom for Joint "Talk to Intranet" Voice Portal

(Paris, France - December 14, 2001) — Atos Origin today signed a partnership agreement with France Telecom to jointly develop an integrated solution enabling voice access to corporate intranets. The solution, built around France Telecom's "Talk to Intranet" portal and Atos Origin's systems integration services, targets large companies looking to provide office and field employees with access to fast, personalized information.

The "Talk to Intranet" portal uses speech recognition technology that lets employees and partners access a company's intranet or data system from a wired or wireless phone. Designed for a variety of users, the technology recognizes words regardless of the caller's accent. The portal itself offers a full range of interactive services, including:

- Information delivery (using push technology).
- Voice directory access.
- Employee leave management (vacation time, rest days, sick leave, etc.)
- Service call management.

The new partnership expects to leverage development of the voice services market, which, according to US research consultancy Frost & Sullivan, is growing at an annual rate of 15%. The market for voice access to enterprise systems alone is expected to increase from $200 million in 2001 to $2.7 billion in 2005, according to Cahners In-Stat Group Institute.

Atos Origin was chosen for the voice portal because of its in-depth understanding of speech recognition and synthesis technologies and of telecom signal protocols, as well as its ability to support France Telecom with e-Business technologies like VoiceXML and SALT,....

In addition to supplying the "Talk to Intranet" voice platform, Atos Origin is also the preferred partner for seamlessly integrating existing services into corporate information systems and for developing new services. With its clear understanding of company needs and effective management of voice technologies, the partnership can guarantee customers superior service quality.

Atos Origin's role also includes testing a number of portal services, such as voice directory access, employee leave management and information delivery.

"France Telecom has been investing in speech recognition technology for many years," says **Jean-Pierre Temime**, Executive Vice President, Business Group, Marketing Business Solutions, France Telecom. *"We feel it provides an increasingly reliable means for people and machines to interact and expect demand to grow considerably in coming years. Voice intranet access systems are in line with our strategy of developing multi-service channels to connect companies and their employees."*

"Technological advances are driving changes in how companies relate to their customers, suppliers and employees." says **Pascal Exertier**, who heads Atos Origin's Systems Integration Division in France. *"We're delighted to have signed this innovative agreement with France Telecom, which meets the needs of our shared customers, notably in the emerging market for business-to-employee communication."*

Voice solutions from Atos Origin's Systems Integration Division

Atos Origin's Systems Integration Division has been developing voice service platforms using speech recognition since 1995. In today's fast-changing technological environment, teams are constantly testing commercial speech recognition products, such as Telisma, Nuance and Speechworks, as well as emerging technologies like VoiceXML and SALT. Their goal is to develop upgradeable, automatable services to deliver new solutions to clients. A major player in the e-business and ERP markets, Atos Origin is positioned as a leader in the market for voice portals.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

About France Telecom

France Telecom is one of the world's leading telecommunications carriers, with over 77 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 33.7 billion euros for 2000. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and the number three Internet service provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

Content & telecoms convergence / Dedicated hosting

Universal Music Mobile Taps Atos Origin To Deliver Web and Voice Services

www.universalmusicmobile.fr

Paris – 7 January, 2002 — Universal Music Mobile has selected Atos Origin to host and run the services offered by Universal Music Mobile via the Web and mobile phones.
The contract confirms Atos Origin's commitment to supporting implementation of strategic projects based on the convergence of content and telecoms technology.

Vivendi Universal launched its new mobile phone offering under the Universal Music Mobile banner on September 14. In addition to mobile phone services (voice and SMS messaging) using the SFR network and technical infrastructure, Universal Music Mobile offers subscribers a package of music-related services, such as listening to CD previews, music news, buying CDs and DVDs, and reserving concert tickets.

Universal Music Mobile decided to include in the offering an array of services accessible via the Web (www.universalmusicmobile.fr) and interactive voice servers. The Web site provides access to information about subscriptions, SMS messaging, subscriber account management, voice mail, mobile phone personalization and online shopping. The interactive voice services allow customers to listen to previews from new albums (AVAN), receive music news (DISC), win invitations to special events (VIPS), and buy CDs, VHS videocassettes and DVDs (SHOP).

Design and implementation of the interactive voice services, as well as operation of the Internet site hosted in a dedicated environment on its multimedia platform, were contracted to Atos Origin's Multimedia Division.

The scope of services provided by Atos Origin includes:

- Pre-project advice, design and implementation of the secure and redundant Internet-based technical architecture.
- Design, build and run of the interactive voice servers.
- Design of the Web interface for managing IVS content (content programming) and architecture.
- Operation of the hosted services in a dedicated environment with guaranteed high availability for its multimedia platform.

Universal Music Mobile chose Atos Origin because of its:

- Quick response with multimedia teams mobilized rapidly to design and implement the interactive voice servers and bring the Internet site online in less than three months.
- Ability to offer dedicated hosting services integrating BEA WebLogic software and streaming video functions for the Web service.

➢ Delivery of a Web interface enabling Universal Music Mobile to supervise and update the interactive voice services (updating of both content and the IVS architecture).

➢ High-availability technical architecture.

"We were looking for a high value-added hosting services provider that could also offer us architecture advice, real integration capabilities, and flawless supervision. We're very satisfied with the flexibility and professionalism of the Atos Origin teams," said Philippe Colas, Internet Program Director at Universal Music Mobile.

Technical Platform and Software

- Hosting in a dedicated environment
- Netra X1 and Netra T1 AC200 http servers
- Security with PIX2 Firewall and dual Nokia IP330 Firewall, both in cluster configuration
- Oracle Database
- Web Logic using BEA WebLogic Express

About Universal Music Mobile

The best of mobile telephony, the best music services available on the market and four new exclusive music services in a single new brand - Universal Music Mobile. The launch of Universal Music Mobile on 14 September 2001 extends and reinforces the partnership created several months ago between SFR and Universal Music France. It combines telecommunications offers and expertise from SFR - voted best mobile network by the ART - together with the extensive portfolio of music content delivered by Universal Music France - number one in the French music industry with more than 35% market share.
For more information, please visit www.universalmobile.fr

Press contact

Caroline Mir
Tel : + 33 1 71 07 63 63
e-mail : caroline.mir@cegetel.fr

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin's Multimedia Division is specialized in design, run and hosting of interactive online services, dedicated to e-Commerce, e-Trading/e-Banking, and e-Publishing : web sites, portals, market places, advanced phone services (IVS ...), and mobile phone services (Wap, PDA, SMS, Voice Recognition...).

EASY HAND

02 MAR -5 AM 8:58

Atos Origin

asyHand®, A New Solution for Distributing Content on PDAs

Atos Origin Simplifies the Development of Services on PDAs

Faster – Less Expensive – Scalable

(Paris – 30 January, 2002) — Atos Origin is introducing EasyHand®* to meet the requirements of developing online services for personal digital assistants. This new multi-platform solution for developing PDA applications offers immediate advantages for networked applications, including fast development, scalability, varied functions and ease of use.

Until now, two competing methods have been used to develop interactive or synchronized services for PDAs:
1. Development in native language (C, C++) of applications designed specifically for each of the target PDA platforms (i.e., Palm, Pocket PC or Symbian).
2. Implementation of available solutions by downloading HTML pages for offline use.

Each approach has drawbacks that are increasingly incompatible with market requirements:
1. Native language development entails lengthy development cycles, protracted time-to-market, the need to reproduce development for each target platform and complex updating.
2. With available solutions, services are not always ergonomic, there is no offline interactivity, the scroll-bar system for reading content is complicated and there is little differentiation in applications.

EasyHand® simplifies development without compromising PDA application quality

To improve this situation, Atos Origin's Multimedia business initiated major R&D programs that ultimately led to the development of the EasyHand® solution.

Based on the XML standard, EasyHand® can be used to quickly develop applications that run on all existing PDA platforms. What's more, these applications offer the flexibility and scalability associated with HTML while retaining the ease of use and variety of functions of a native application.

With EasyHand®, Atos Origin customers now have an unparalleled solution for developing PDA applications.

Technical features:
- Applications developed in XML, which is richer, more structured and more open than HTML. XML is used to define data processing and presentation.
- Native interface pointer encoded in C++, now available on Palm OS and Pocket PC.
- Scripting, mobile code executed by an integrated virtual machine and native extensions for more efficient use of hardware resources.
- Standard and extended interface widgets to develop applications that look and feel like native applications.
- Content and presentation factorization using recordsets and templates.
- Modular applications to facilitate the partial synchronization process and interactive connections.

---

* EasyHand® is a registered trademark of Atos Origin.

From design to implementation

EasyHand® can be up and running immediately. It is particularly suited to developing PDA services for banking, finance and media applications.

Atos Origin's solution comprises:

- Access to its EasyHand® technology platform.
- Customized software components, such as the interface pointer and synchronization conduit add-on.
- *Content creation tools.*
- Creation and management of multi-channel services.
- Hosting and operation of services on XML application servers in HTTP.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal. For more information, please visit the company's web site at http://www.atosorigin.com

Contact Press
Marie-Tatiana Collombert 33 1 49 00 96 33 marie-tatiana.collombert@atosorigin.com

- PRESS RELEASE -

New agreement to strengthen strategic alliance

ATOS ORIGIN TO TAKE OVER KPN END USER SERVICES

PARIS/AMSTERDAM/THE HAGUE, 5 February 2002 – Atos Origin, the leading European IT services provider, has announced today that it has signed a letter of intent to manage KPN's End User Services business for a minimum period of 6 years. The agreement is currently awaiting advice from the relevant Work Councils and approval of the Dutch competition authority. Both parties expect to complete the transaction by the end of March 2002, at which time further operational and financial details will be released. The agreement will involve the transfer of about 700 KPN employees to Atos Origin.

Background to the agreement

KPN End User Services provides desktop management services for the KPN organisations in the Netherlands, including its distribution channels and production units. The services consist of remote end-user support for desktops and laptops, software distribution, helpdesk support and move, add and change services. KPN End User Services employs approximately 700 staff, who will join the workforce of Atos Origin's Managed Services business at completion.

This agreement forms part of the current co-operation between KPN and Atos Origin, which began in October 2001 with KPN outsourcing its Datacenter business to Atos Origin. A number of other discussions are continuing in parallel with the aim of extending the relationship, including negotiations under which Atos Origin may take over the management of KPN SoftwareHouse business.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than Euros 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Akzo Nobel, Alstom, BNP Paribas, Cegetel/Vivendi, Credit Lyonnais, Euronext, Fiat, ICI, KPN, Lucent, Philip Morris, Philips, Saudi Aramco, Shell, Unilever and Wolters Kluwer. For more information, please visit Atos Origin on line: www.atosorigin.com

About KPN

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business market. Its core business activities are: mobile communications; fixed network services; internet services and IP/Data services. KPN focuses on the Benelux-countries and Germany. KPN owns 85 per cent of KPN Mobile. NTT DoCoMo, KPN's strategic partner, owns the remaining 15 per cent. KPN Mobile is currently active with its own network operators in Germany (E-Plus), the Netherlands and Belgium (KPN Orange), where more than 8.000 employees serve some 13.7 million customers as of the end of December 2001.

For more information, please visit KPN on line: www.kpn.com

- END OF PRESS RELEASE -

Please contact for more information:

For Atos Origin

Press:

Marie-Tatiana Collombert, (0033) 1 - 49 00 96 33

Investors:

John White, (0033) 1 - 49 00 96 64

For KPN

Press:

Martine Kooreman

(0031) 70 - 446 63 00

Atos Origin

FirstMark Communications France Outsources Desktop Services Management to Atos Origin

Paris – February 5, 2002 - FirstMark Communications France, a provider of telecom service and high-speed Internet access, has selected Atos Origin to manage its desktop assets and IT network. The three-year outsourcing contract confirms Atos Origin's positioning in this market.

In less than a year, FirstMark Communications France has deployed high-speed Internet access via a wireless local loop (WLL) network nationwide and via unbundled DSL in the Paris region. With this 100% IP network, FirstMark is able to deliver communication solutions to businesses and local communities that can handle dataflows of up to 8 Mbps for each client.

FirstMark has pursued deployment at a sustained pace since opening its network in January 2001. Today, it is France's leading WLL operator, offering full coverage of some twenty French cities.

To support this development and rationalize IT management, FirstMark has asked Atos Origin to manage its 500 PCs in 15 agencies in France, as well as 35 servers using a storage area network (SAN) solution. Atos Origin will use WLL technology to connect its networks with FirstMark's.

The solution offered by Atos Origin, based on skills pooling, will help FirstMark improve productivity and focus on its core business of telecommunications and high-speed Internet access for businesses.

"*This new contract demonstrates our ability to support corporate customers as they develop their businesses.*" noted Arnaud Ruffat, Desktop Services Director. "*It will also strengthen our positioning in the telecommunications industry.*" FirstMark previously selected Atos Origin to design, host and deliver Web Hosting and WebMail services for its clients.

Thierry Mileo, Chief Executive Officer of FirstMark Communications France, commented: "*Our goal is to become the leading provider of high-speed Internet access for all businesses. By 2004, FirstMark will have 30,000 to 40,000 customers. We need to be able to count on an IT services provider who will support us as we grow.*"

FirstMark Communications France

FirstMark Communications France is a consortium that is 67%-owned by a number of leading French corporations, led by Suez (19%) and Groupe Arnault (18%). Other consortium members include Rallye-Casino, BNP-Paribas and Francarep (Groupe Rothschild), each with a 10% stake. The remaining 33% is held by FirstMark Communications Europe.

France's Autorité de Régulation des Télécommunications (ART) licensed FirstMark Communications France to build and operate a nationwide WLL network on August 4, 2000. Deployment began in January 2001, with the following cities covered by the end of the year: Nantes, Lyon, Strasbourg, Paris and its inner suburbs, Marseille, Aix-en-Provence, Lille, *Mulhouse, Colmar, Toulouse, Nancy, Bordeaux, Clermont-Ferrand, Saint-Dié-des-Vosges,* Montpellier, Grenoble, Nice, Tours and Rennes. FirstMark Communications France is now France's leading WLL operator.

The company launched a DSL service in Paris in November 2001 that will be extended to the entire Paris area in the first quarter of 2002. FirstMark intends to become the leading provider of high-speed Internet access for all businesses, with revenues of ¤200 million and 30,000 to 40,000 customers. It has set a local loop market share target of 6% for 2009.

Press contact:

Sylvie Noqué: Phone: +33 (1) 55 27 69 51 E-mail: sylvie.noque@firstmark.fr

Atos Origin

Atos Origin, a leading IT and e-business services provider, enables clients to turn their objectives into value driven results through effective use of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's website at http://www.atosorigin.com

Through its Outsourcing Division, Atos Origin leverages expertise across the information system to offer business customers full or partial IT system management and upgrading.

Press contact:

Marie-Tatiana Collombert - Phone: 33 (1) 49 00 96 33
E-mail: marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Phone: 33 (1) 49 00 96 42
E-mail: anne.debeaumont@atosorigin.com

Shell Picks Atos Origin To Deploy New IT System to Manage Card Transactions at French Service Stations

Paris - February 18, 2002 — Shell has selected Atos Origin to design, build and run a new generation platform for the remote collection of payment card transaction data flows from the Anglo-Dutch company's network of 1,200 service stations in France. The platform will manage bankcards, Shell fleet cards and loyalty cards. The project will start up in April and be deployed gradually throughout the year.

The new generation platform will offer Shell a number of critical advantages. It will help broaden the customer base, by handling a greater variety of petroleum and other private label cards, while heightening transaction security, ensuring compliance with the new CB5* banking specifications and enhancing the Club Avantages loyalty program.

The platform will centralize card data acquired from a universal Electronic Payment Terminal. Atos Origin will manage data collection, transaction routing to the processing centers and remote EPT configuration. The platform will also provide Shell with tools for detailed tracking of flows, workstation support and effective management of the installed terminal base.

"In deploying this new generation platform, we will be one of the first companies compliant with the CB5 banking standard, which will enable us to accept international Europay/MasterCard/VISA (EMV) cards," says Catherine Erbe, remote collection project manager at Shell France. "We've worked with Atos Origin for more than ten years and are delighted to partner with it again. They have extensive experience with managing acquisition platforms and broad expertise in implementing innovative CB5 services."

"Our custom data acquisition solutions make it possible for large companies to respond rapidly to market developments, such as new payment cards or loyalty card enhancements, as well as to new regulations," says Thierry Thomas, Atos Origin's Sales Management Director, Customer Management Services. "This new generation solution can be used in any industry where pooling payment and loyalty card flows in a centralized management system is business critical. It also contributes significantly to migrating the major corporate payment systems to EMV acceptance."

***CB 5**

CB5 is a program being implemented by France's bankcard consortium, whose specifications are designed to facilitate:

- Acceptance of new **EMV** cards.
- Heightened securitization of card-based transactions.

Companies are expected to be CB5-compliant by early 2003.

About Atos Origin

Atos Origin, a leading e-services provider, enables clients to turn their objectives into value-driven results through effective use of consulting, systems integration, e-business and IT outsourcing solutions The company employs some 27,000 people in more than 30 countries worldwide, with annual sales of more than EUR 3 billion. Customers include ABN-Amro, Alstom, BNP Paribas, Euronext, FIAT, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.

Atos Origin's Customer Management Services business supports customer business growth by optimizing, enhancing and securitizing contact, data and payment flows regardless of channel or media. It offers consulting services, payment solutions and services, document digitization, integrated CRM and multimedia customer contact centers.

Additional information is available on the Atos Origin website: http://www.atosorigin.com.

Press Contacts
Atos Origin
Anne de Beaumont +33 (0)1 49 00 96 42

Shell
Mathilde Nithart +33 (0)1 56 43 54 23

Extrait Kbis

IMMATRICULATION AU REGISTRE DU COMMERCE ET DES SOCIETES

Extrait au 13 Février 2002

IDENTIFICATION

Dénomination sociale :	**ATOS ORIGIN**
Numéro d'identification :	323 623 603 R.C.S. NANTERRE
Numéro de gestion :	1992 B 05492
Date d'immatriculation :	24 Décembre 1992

RENSEIGNEMENTS RELATIFS A LA PERSONNE

Forme juridique :	société anonyme à directoire et conseil de surveillance
Au capital de :	43853704 Euros
Nom commercial :	ATOS
Adresse du siège :	3 PL DE LA PYRAMIDE IMMEUBLE ILE DE FRANCE - - PARIS LA DEFENSE 9 - 92800 PUTEAUX
Durée de la société :	Jusqu'au 02 MARS 2081
Date d'arrêté des comptes :	31 Décembre
Constitution - Dépôt de l'acte constitutif :	*Au Greffe du Tribunal de Commerce de* NANCY *le 02 Mars 1982*
Transfert de :	PARIS
Dépôt de l'acte :	*Au Greffe du Tribunal de Commerce de* NANTERRE *le* *22 Avril 1997* *sous le numéro* 11467
Publication au Greffe du nouveau siège :	*Journal* La vie judiciaire *du 09 Février 1997* *au* 23021997

ADMINISTRATION

Président du directoire	Monsieur BOURIGEAUD BERNARD *né(e) le* 20/3/1944 à 33 BORDEAUX *de nationalité* Française *demeurant* 32 RUE DE LA ROCHEFOUCAULD 92100 BOULOGNE-BILLANCOURT
Président du conseil de surveillance	Monsieur PASCAUD HENRI *né(e) le* 26/11/1936 à PARIS 75015 *de nationalité* Française *demeurant* 19 RUE DU GENERAL DELESTRAINT 75016 PARIS
Vice président et membre du conseil de surveillance	Monsieur BOONSTRA CORNELIS *né(e) le* 7/1/1938 à LEEUWARDEN (PAYS-BAS) *de nationalité* Néerlandaise *demeurant* JAGERSHOEK 11, 2970 SCHILDE (BELGIQUE)
Membre du directoire	Monsieur ILLIEN DOMINIQUE *né(e) le* 19/8/1953 à 94 ST-MAUR DES FOSSES *de nationalité* Française *demeurant* 30 AV DU NORD 94100 ST MAUR DES FOSSES
Membre du directoire	Monsieur LOMAX TIMOTHY G

	né(e) le 31/7/1946 à TORONTO (CANADA) *de nationalité* Canadienne *demeurant* KEISERSGRACHT 664 D, 1017 ET AMSTERDAM (PAYS BAS)
Membre du directoire	Monsieur KIEBOOM WILBERT *né(e) le* 18/3/1959 à MAASTRICHT (PAYS-BAS) *de nationalité* Néerlandaise *demeurant* WAGNERLAAN 12, 3723 JV BILTHOVEN (PAYS BAS)
Membre du directoire	Monsieur TIELMAN JANS *né(e) le* 19/1/1952 à VEENDAM (PAYS-BAS) *de nationalité* Néerlandaise *demeurant* PRINSENGRACHT 734 A 1017 LC AMSTERDAM (PAYS BAS)
Membre du directoire	Monsieur GUILHOU ERIC *né(e) le* 27/9/1958 à VERNON 27200 *de nationalité* Française *demeurant* 7 RUE PASTEUR 92380 GARCHES
Membre du conseil de surveillance	Monsieur BAZY DOMINIQUE *né(e) le* 15/9/1951 à PARIS 75007 *de nationalité* Française *demeurant* 17 RUE DE CONSTANTINE 75007 PARIS
Membre du conseil de surveillance	Monsieur BAUVIN GERARD *né(e) le* 13/10/1931 à MONT ST AIGNAN 76130 *de nationalité* Française *demeurant* 8 RUE C.B. METMAN 92200 NEUILLY SUR SEINE
Membre du conseil de surveillance	Monsieur WESTERLAKEN ARIE *né(e) le* 9/4/1946 à GORINCHEM (PAYS-BAS) *de nationalité* Néerlandaise *demeurant* KEISERSGRACHT 79 B, 1015 CE AMSTERDAM (PAYS BAS)
Membre du conseil de surveillance	Monsieur THEODORE JEAN-FRANCOIS *né(e) le* 5/12/1946 à PARIS 75014 *de nationalité* Française *demeurant* 9 RUE CHAPTAL 75009 PARIS
Membre du conseil de surveillance	Monsieur HOMMEN JOHANNES *né(e) le* 29/4/1943 à HERTOGENBOSCH (PAYS-BAS) *de nationalité* Néerlandaise *demeurant* VAN LEYENBERGHLAAN 96, 1082 GM AMSTERDAM (PAYS BAS)

Membre du conseil de surveillance	Monsieur FERRERO DOMINIQUE *né(e) le* 14/3/1947 à NICE 06000 *de nationalité* Française *demeurant* 4 ALL GEORGES ROUAULT 75020 PARIS
Commissaire aux comptes titulaire	CABINET DELOITTE ET TOUCHE TOHMATSU 185 AV CHARLES DE GAULLE 92200 NEUILLY SUR SEINE
Commissaire aux comptes titulaire	AMYOT EXCO *demeurant* 104 AVE DES CHAMPS ELYSEES 75008 PARIS
Commissaire aux comptes suppléant	BUREAU D'ETUDES ADMINISTRATIVES SOCIALES ET COMPTABLES (B E A S) (315 172 445 R.C.S. NANTERRE) 7 VILLA HOUSSAY 92200 NEUILLY SUR SEINE
Commissaire aux comptes suppléant	CABINET IGEC (662 000 512 R.C.S. PARIS) 2 RUE WASHINGTON 75008 PARIS

RENSEIGNEMENTS RELATIFS A L'ACTIVITE COMMERCIALE

Origine de la société :	cette société, déjà constituée, transfère son siège de PARIS *à compter du* 28 Janvier 1997 *ancien numéro R.C.S.* 093B02944
Origine du fonds :	fonds de commerce acquis par fusion
Activité :	TRAITEMENT DE L'INFORMATION LES ETUDES LE CONSEIL ET L'ASSISTANCE DANS LES DOMAINES PLUS PARTICULIEREMENT FINANCIERES ET BANCAIRES LA RECHERCHE LES ETUDES LA REALISATION ET LA VENTE DE PRODUITS OU SERVICES QUI PARTICIPENT A LA PROMOTION OU AU
Adresse de l'établissement principal :	3 PL DE LA PYRAMIDE IMMEUBLE ILE DE FRANCE - - PARIS LA DEFENSE 89 - 92800 PUTEAUX
Début d'exploitation le :	02 Mars 1982
Mode d'exploitation :	exploitation directe

OBSERVATIONS

01 Février 1993 , numéro 52576	
10 Mars 1994 , numéro 52576	SOCIETE AYANT PARTICIPE A LA FUSION : AXIMA SA - RCS B320401706 - TELEMATIQUE N:1 - RCS B338508799-
31 Août 1995 , numéro 52576	SOCIETE AYANT PARTICIPE A LA FUSION : - SOCIETE C T L, RCS PARIS B950 039 644 -
02 Septembre 1997 , numéro 71246	FUSION ABSORPTION DES SOCIETES : SLIGOS (RCS NANTERRE B 709 809 578) ET MARBEN (RCS PARIS B 300 558 640) A COMPTER DU 30 JUIN 1997 -

28 Août 2000 , *numéro 56355* FUSION ABSORPTION DE LA SOCIETE FINANCIERE CORRELATION (RCS NANTERRE B 348880378) EN DATE DU 30/06/2000

Extrait délivré à NANTERRE, le 14 février 2002 sur 4 page(s)

Le Greffier,

Fin de l'extrait

-THE OFFICE OF THE REGISTRAR OF
THE NANTERRE COMMERCIAL COURT
4, RUE PABLO-NÉRUDA
92020 NANTERRE CEDEX, FRANCE

02 MAR -5 AM 8:55

REFERENCE PCN

KBIS EXCERPT

* * * * * * * * * *

EXTRAIT KBIS

EXCERPT AS OF FEBRUARY 13, 2002

IDENTIFICATION :

CORPORATE NAME: ATOS ORIGIN

REGISTRY N°: R. C. S. NANTERRE B 323 623 603
(92B05492)

ON: DECEMBER 24, 1992

INFORMATION CONCERNING THE CORPORATE ENTITY

LEGAL STRUCTURE: JOINT-STOCK COMPANY WITH A BOARD OF DIRECTORS AND SURVEILLANCE COUNCIL

CORPORATE CAPITAL: 43.853.704 EUR

COMMERCIAL NAME ATOS

ADDRESS OF HEAD OFFICES:

IMMEUBLE ILE DE FRANCE
3 PLACE DE LA PYRAMIDE, PARIS LA DEFENSE 9
92800 PUTEAUX

CORPORATE TERM: UNTIL MARCH 2, 2081

ACCOUNTS CLOSED ON: DECEMBER 31

INCORPORATION

FILING: ON MARCH 2, 1982, WITH THE REGISTRAR OF THE NANCY COURT

TRANSFER FROM PARIS

NANTERRE COURT FILING: ON APRIL 22, 1997 N° 011467

LEGAL PUBLICATION OF NEW PREMISES:
IN THE FEBRUARY 9, 1997 *LA VIE JUDICIARE, 23021997*

MANAGEMENT

CHAIRMAN OF THE BOARD OF DIRECTORS:

MR. BOURIGEAUD, BERNARD

DATE OF BIRTH: MARCH 20, 1944

PLACE OF BIRTH: BORDEAUX (33), FRANCE

NATIONALITY: FRENCH

ADDRESS: 32 RUE DE LA ROCHEFOUCAULD
92100 BOULOGNE-BILLANCOURT, FRANCE

CHAIRMAN OF THE SUPERVISORY BOARD:

MR. PASCAUD, HENRI

DATE OF BIRTH: NOVEMBER 26, 1936

PLACE OF BIRTH: PARIS (75015), FRANCE

NATIONALITY: FRENCH

ADDRESS: 39BIS BD EXELMANS
75016 PARIS, FRANCE

VICE PRESIDENT AND MEMBER OF THE SUPERVISORY BOARD:

	MR. BOONSTRA, CORNELIS
DATE OF BIRTH:	JANUARY 7, 1938
PLACE OF BIRTH:	LEEWARDEN, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	JAGERSHOEK 11 2970 SCHILDE (BELGIUM)

MEMBER OF THE BOARD OF DIRECTORS:

	MR. ILLIEN, DOMINIQUE
DATE OF BIRTH:	AUGUST 19, 1953
PLACE OF BIRTH:	ST-MAUR DES FOSSES (94), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	30 AVENUE DU NORD 94100 ST-MAUR DES FOSSES, FRANCE

MEMBER OF THE BOARD OF DIRECTORS:

	MR. LOMAX, TIMOTHY G.
DATE OF BIRTH:	JULY 31, 1946
PLACE OF BIRTH:	TORONTO, CANADA
NATIONALITY:	CANADIAN
ADDRESS:	KEISERGRACHT 664 D 1017 ET AMSTERDAM, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. KIEBOOM, WILBERT
DATE OF BIRTH:	MARCH 18, 1959
PLACE OF BIRTH:	MAASTRICHT, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	WAGNERLAAN 12 3723 JV BILTHOVEN, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. TIELMAN, JANS
DATE OF BIRTH:	JANUARY 19, 1952
PLACE OF BIRTH:	VEENDAM, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	PRINSENGRACHT 734 A 1017 LC AMSTERDAM, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. GUILHOU, ERIC
DATE OF BIRTH:	SEPTEMBER 27, 1958
PLACE OF BIRTH:	VERNON (27), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	7 RUE PASTEUR 92380 GARCHES, FRANCE

MEMBER OF THE SUPERVISORY BOARD:

	MR. BAZY, DOMINIQUE
DATE OF BIRTH:	SEPTEMBER 15, 1951
PLACE OF BIRTH:	PARIS (75007), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	17 RUE DE CONSTANTINE 75007, FRANCE

MEMBER OF THE SUPERVISORY BOARD:

	MR. BAUVIN, GERARD
DATE OF BIRTH:	OCTOBER 13, 1931
PLACE OF BIRTH:	MONT SAINT AIGNAN (76), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	8 RUE CHARLES BERNARD METMAN 92200 NEUILLY SUR SEINE, FRANCE

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR WESTERLAKEN, ARIE
DATE OF BIRTH:	APRIL 9, 1946
PLACE OF BIRTH:	GORINCHEM, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	KEISERSGRACHT 79 B 1015 CE AMSTERDAM, NETHERLANDS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR THEODORE, JEAN-FRANÇOIS
DATE OF BIRTH:	DECEMBER 5, 1946
PLACE OF BIRTH:	PARIS 14 (FRANCE)
NATIONALITY:	FRENCH
ADDRESS:	9 RUE CHAPTAL 75009 PARIS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR HOMMEN, JOHANNES
DATE OF BIRTH:	APRIL 29, 1943
PLACE OF BIRTH:	HERTOGENBOSCH, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	VAN LEYENBERGHLAAN 96 1082 GM AMSTERDAM, NETHERLANDS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR. FERRERO, DOMINIQUE
DATE OF BIRTH:	MARCH 14, 1947
PLACE OF BIRTH:	NICE (06), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	4 ALLÉE GEORGES ROUAULT 75020 PARIS

STATUTORY AUDITOR:	CABINET DELOITTE ET TOUCHE TOHMATSU
ADDRESS:	185 AVENUE CHARLES DE GAULLE 92200 NEUILLY SUR SEINE, FRANCE

STATUTORY AUDITOR:

	AMYOT EXCO
ADDRESS:	104 AVENUE DES CHAMPS-ELYSEES PARIS (75008), FRANCE

ALTERNATE STATUTORY AUDITOR:

	BUREAU D'ETUDES ADMINISTRATIVES SOCIALES ET COMPTABLES (B.E.A.S.)
ADDRESS:	7-9 VILLA HOUSSAY 92200 NEUILLY SUR SEINE, FRANCE

ALTERNATE STATUTORY AUDITOR:

	CABINET IGEC
ADDRESS:	2 RUE WASHINGTON
	75008 PARIS, FRANCE

INFORMATION CONCERNING THE BUSINESS ACTIVITY

COMPANY ORIGIN: THIS COMPANY, ALREADY INCORPORATED, IS TRANSFERRING ITS HEAD OFFICE FROM 137 BD VOLTAIRE 75011 PARIS AS FROM JANUARY 28, 1997
FORMER RCS N° 93B02944

BUSINESS ORIGIN: BUSINESS ACQUIRED BY MERGER

CORPORATE ACTIVITY: TREATMENT OF THE INFORMATION STUDIES, CONSULTING AND ASSISTANCE IN PARTICULARLY THE FINANCING AND BANKING FIELDS, RESEARCH, STUDIES, THE REALISATION AND THE SALE OF PRODUCTS OR SERVICES WHICH PARTICIPATE IN OR TO THE PROMOTION

ADDRESS OF MAIN PREMISES:
IMMEUBLE ILE DE FRANCE
3 PLACE DE LA PYRAMIDE - PARIS LA DEFENSE 9
92800 PUTEAUX, FRANCE

START OF OPERATION: MARCH 2, 1982

MODE OF OPERATION: DIRECT

REMARKS

DATE: MARCH 10, 1994
N° OF THE REMARK: 52576
COMPANY HAVING PARTICIPATED IN THE MERGER: AXIME SA -RCS B320401706
1 - RCS B338508799

DATE: FEBRUARY 1, 1993
N° OF THE REMARK: 52576

DATE: AUGUST 31, 1995
N° OF THE REMARK: 52576
COMPANY HAVING PARTICIPATED IN THE MERGER: SOCIETE C T L -RCS PARIS B950 039 644

DATE: SEPTEMBER 2, 1997
N° OF THE REMARK: 71246
MERGER, ABSORPTION OF THE COMPANIES: SLIGOS (RCS NANTERRE B 709 809 578)
AND MARBEN (RCS PARIS B 300 558 640) AS FROM JUNE 30, 1997

DATE : AUGUST 28,2000
N° OF THE REMARK : 56355
MERGER, ABSORPTION OF THE COMPANY FINANCIERE CORRELATION (RCS NANTERRRE B 348 880 378) AS FROM JUNE 30, 2000